 March 6, 2019

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Gator Series Trust Response to Staff’s Comments to Post-Effective Amendment No. 13 to Registration Statement Filed January 10, 2019 (File Nos.: 333-186059 and 811-22794)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Gator Series Trust (the “Trust”).  Ms. Alison T. White of the staff (the “Staff”) of the Securities and Exchange Commission provided comments on February 21, 2019 regarding Post-Effective Amendment No. 13 (the “Amendment”) to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) on behalf of the Gator Focus Fund, the sole series of the Trust (the “Fund”). The following are the Staff’s comments and the Trust’s response to each:

General:

1.

Please ensure that the series and class information are updated on EDGAR to reflect the change in the Fund’s name

RESPONSE:  The Trust confirms that the series and class information will be updated on EDGAR to reflect the Fund’s name change in connection with the filing of Post-Effective Amendment No. 14 to the Registration Statement, to be filed contemporaneously herewith.

Fees and Expenses:

2.

Fees and Expenses

a.

Given the Fund’s investments in master limited partnerships (MLPs), please consider including line items in the fee table for current income expenses and deferred income expenses.

b.

Given the size of the “Other Expenses” category, consider whether it would be helpful to shareholders to break out the largest items into subcategories listed as separate line items.

c.

Please advise the Staff as to why the line item for acquired fund fees and expenses has been included (given that it is zero), or, if appropriate, revise the fee table to remove this line item.

d.

Please clarify in the footnote to the fee table that the waivers and reductions in fees will only be subject to recoupment if such recoupment will not cause the Fund to exceed the expense cap currently in effect or the expense cap in effect at the time of the recapture (whichever is lower).  In addition, please clarify that a fee waived or expense reimbursed is only subject to recoupment within three years of the specific waiver or reimbursement.

RESPONSE:

a.

The Trust has reviewed the comment regarding inclusion of current income expenses and deferred income expenses in the Fund’s fee table due to its investments in MLPs; however, after discussing the comments with the Trust’s financial staff and auditors, the Trust has determined that, in light of the Fund’s commitment to maintaining its status as a “regulated investment company” under Regulation M of the tax code, the Trust does not need to include these items in its fee table at this time.

b.

The Trust has reviewed the size and components of the Fund’s “Other Expenses” category in its fee table. The size of this line item is a reflection of the Fund’s relatively small asset size, and the components of the “Other Expenses” category are the typical, baseline expenses associated with operating any mutual fund (i.e., administration and transfer agency expenses, legal fees, etc.).  Accordingly, after conferring with its financial staff, the Trust has determined not to add subcategories to the “Other Expenses” item in the fee table.

c.

The Trust confirms that the acquired fund fees and expenses line item will be removed from the Fee Table.

d.

The Trust has revised the footnote following the expense table as follows (added language is underlined, removed language is struck through):

“1 The Fund’s investment adviser, Gator Capital Management, LLC (the “Adviser”), has entered into a contractual agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage fees and commissions, extraordinary expenses, payments, if any, under a Rule 12b-1 Plan, and Acquired Fund Fees and Expenses) to not more than 1.49%.  Any waiver or reduction of fees or expenses by the Adviser under this agreement is subject to repayment by the Fund within ~~the three twelve month periods following the twelve month period in which~~ thirty six months following the date such waiver or reduction occurred, if the Fund is able to make the payment without exceeding the 1.49% expense limitation or the expense limitation in effect at the time of the waiver, whichever is lower.  The contractual agreement cannot be terminated prior to August 1, 2024 without the Trust’s Board of Trustees’ approval.”

Principal Investment Strategy

3.

The Trust has included real estate within the definition of financial services activities.  Please clarify the connection between real estate and financial services activities.

RESPONSE: The Trust uses the term “financial services activities” to cover a broad range of activities related to or involving investment, lending, administration or management of money or assets.  While “money and assets” includes cash and securities, it also includes other types of asset classes, such as real estate through, for example, mortgage-related business and investment activities, and REITs, which generate income and profits from real estate leasing, development and management.  The broad nature of the Fund’s usage of the term “financial services activities” and the inclusion of activities related to real estate within that definition is consistent with usage in the industry.

4.

In regards to the reference to convertible securities in the description of the Fund’s principal investment strategy, place confirm whether the Fund intends to invest in contingent convertible securities (CoCos) and, if so, consider adding disclosure to the description of the Fund’s investment strategy and description of principal risks.

RESPONSE: The Fund does not expect to invest in CoCos as a part of its principal investment strategy.

5.

Please include principal risk disclosure related to investments in issuers in foreign countries, including emerging markets.

RESPONSE: The Trust confirms that the following “Foreign Securities Risk” disclosure has been added immediately following the “MLP Affiliates Risk” factor on page 5 of the Prospectus:

“Foreign Securities Risk. Investing in foreign securities involves risks not typically associated with investing in U.S. securities, including, but not limited to, fluctuations in exchange rates of foreign currencies; possible imposition of exchange control regulation or currency restrictions that would prevent cash from being brought back to the U.S.; lack of uniform accounting, auditing, and financial reporting standards; lack of uniform settlement periods and trading practices; less liquidity and frequently greater price volatility in foreign markets than in the U.S.; possible expropriation or nationalization of assets; and possible imposition of foreign taxes. Furthermore, the U.S. government has from time-to-time, in the past, imposed restrictions, through taxation and otherwise, on foreign investments by U.S. investors such as the Fund. The risks of foreign investing may be magnified for investments in developing or emerging markets, which may have less social, political and economic stability; less diverse and mature economic structures; less robust legal, financial accounting and regulatory infrastructure; more governmental limitations on foreign investments than typically found in more developed countries; and greater market volatility than more developed markets.”

Risk Disclosure

6.

In accordance with Item 4(b)(1)(iii) of Form N-1A, if the Fund is advised by or sold through an insured depository institution, state that an investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

RESPONSE:  The Trust confirms that the Fund is not advised by or sold through an insured depository institution.

7.

Please revise the first introductory sentence on page 3 of the Prospectus to state that the following is a summary description of the “principal risks” of investing in the Fund (instead of “certain risks”).

RESPONSE: The Trust confirms that the sentence has been revised as requested.

8.

Please consider whether it would be appropriate to combine the “Financial Services and Regulatory Risk” factor with the “Financial Company Risk” factor.

RESPONSE: The Trust has considered the comment and has determined that “Financial Services and Regulatory Risk” and “Financial Company Risk” are more appropriately maintained as separate risk factors.

9.

The “Real Estate and REIT Risk” factor states that mortgage-backed securities are among the types of investments that the Fund may make. If investments in mortgage-backed securities will be a part of the Fund’s principal investment strategy, please include a discussion of these securities in the principal investment strategy description.

RESPONSE:  While the Fund is not foreclosed from investing in mortgage-backed securities, it does not expect to invest in these types of securities as a part of its principal investment strategy.  Accordingly, it has removed the reference to mortgage-backed securities in the “Real Estate and REIT Risk” factor. The revised risk factor is as follows (removed language has been struck through):

“Real Estate and REIT Risk.  The Fund will not invest directly in real estate, but may invest directly or indirectly in securities issued by companies that invest in real estate or interests therein ~~(including, without limitation, investments in mortgage-backed securities)~~, REITs or other companies in the real estate business such as real estate brokers, real estate developers, real estate lenders and companies with substantial real estate holdings, which may include, without limitation, paper, lumber, hospitality, entertainment and other companies whose real estate holdings are important to their businesses.  Risks associated with these types of investments include risks related to changes in interest rates; local or state real estate legislation, property tax changes and real estate regulation; declines in the demand for, or value of, residential or commercial real estate; adverse general and local economic conditions; lack of availability of capital; overbuilding in a given market or environmental issues; or factors that raise operating expenses for managing, developing or maintaining real estate or real estate businesses.  Companies that have substantial real estate holdings but whose focuses are on other types of businesses are subject to risks related to those businesses, in addition to risks associated with real estate generally.  REITs are subject to all of the foregoing risks and, in addition, are subject to risks related to the types and locations of the properties the REITs own, how well the REITs manage their properties, competition faced by the REITs’ properties, market conditions and other factors. A REIT's performance also depends on the company's ability to finance property purchases and renovations and manage its cash flows. To the extent that REITs are invested in a limited number of projects or in a particular market segment, they may also be more susceptible to adverse developments affecting a single project or market segment than more broadly diversified investments.”

10.

Consider whether it would be appropriate to change the title of “Management Style Risk” to “Value Investing Risk” or something similar.

RESPONSE:  The Trust has considered the comment and believes that the risk factor is appropriately titled “Management Style Risk.”

11.

Given that the Fund may invest in MLPs, please consider whether it is appropriate to add principal risk disclosure regarding the risks associated with investments in energy and natural resources.

RESPONSE: The Trust does not expect to invest in MLPs in the energy or natural resources industries as a part of its primary investment strategy.  Rather, the Fund expects to invest in MLPs in the real estate industry and financial industry.  Therefore, the Trust does not believe that it would be appropriate to add further risk disclosure regarding investments in energy and natural resources.  However, the Trust has determined that it would be appropriate to clarify the types of MLPs in which the Fund generally intends to invest. Accordingly, the Trust has revised the “MLP Risk” factor as follows (additional language is underlined, removed language is struck through):

MLP Risk.  An MLP is a limited partnership in which the ownership units are publicly traded. While ~~The~~ MLPs may operate in a number of industries (e.g., natural resources, energy, financial, etc.), the MLPs in which the Fund invests generally operate in the financial or real estate industries ~~acquire interests in natural resources, energy, or financial companies or real estate or real estate related assets~~ and distribute the resulting income to investors. Investments in MLPs are generally subject to many of the risks that apply to investments in partnerships, such as limited voting rights and fewer corporate protections relative to investors in a corporation. MLPs that concentrate in a particular industry or region are subject to risks associated with such industry or region. Investing in MLPs also involves certain risks related to investing in the underlying assets of the MLPs and risks associated with pooled investment vehicles, such as adverse economic conditions, a decrease or increase in the market price of the MLP’s underlying holdings, regulatory actions that increase costs for the MLP or its underlying holdings, changes in interest rates, higher taxes, a shift in consumer demand or conflicts of interest with the general partner. The benefit derived from the Fund’s investment in MLPs is largely dependent on the MLPs being treated as partnerships for federal income tax purposes, so any change to this status would adversely affect its value. The Fund’s investment in MLPs may result in the layering of expenses such that shareholders will indirectly bear a proportionate share of the MLP’s operating expenses in addition to paying Fund expenses.

12.

Please advise the Staff supplementally why the Russell 3000 Financial Services

Index qualifies as a broad-based securities market index.

RESPONSE: After further consideration, the Trust has determined to maintain the Russell 2000 as its primary index (i.e., as its broad-based securities market index), and will include the Russell 3000 Financial Services Index as an additional, secondary index.  The Trust has modified footnote number 2 following the performance table on page 6 as follows (additional language is underlined, removed language is struck through):

“2 ~~In connection with the Fund’s increased focus on financial services investments, the Fund has elected to change its index to the~~ The Russell 3000 Financial Services Index is an index that~~, which~~ measures the performance of the largest financial services companies, as determined by market capitalization.”

More About the Fund

13.

The Staff notes that certain of the information following the header “More About the Fund’s Investment Objectives, Strategies, Risks and Portfolio Holdings” is repetitive of information earlier in the Prospectus.  Please consider whether it would be appropriate to remove the duplicative information in light of IM Guidance Update 2014-08.

RESPONSE: The Trust has removed the repetitive information following the heading “More About the Fund’s Investment Objectives, Strategies, Risks and Portfolio Holdings”.

14.

Given the Fund’s investments in MLPs, please include disclosure informing shareholders: (a) that they may receive corrected 1099 Forms, and (b) that if the Fund retains an investment in an MLP until the basis is reduced to zero, subsequent distributions will be taxable to the Fund.

RESPONSE: The Trust has added the following disclosure under the heading “More About the Fund’s Investment Objectives, Strategies, Risks and Portfolio Holdings”

“Additional Information Related to Taxation of MLPs. MLPs generally do not pay U.S. federal income tax at the partnership level. Rather, each partner in an MLP is allocated a share of the MLP’s income, gains, losses, deductions and expenses. A change in current tax law, or a change in the underlying business mix of a given MLP, could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax on its taxable income. The classification of an MLP as a corporation for U.S. federal income tax purposes would have the effect of reducing the amount of cash available for distribution by the MLP. Thus, if any of the MLPs owned by the Fund were treated as corporations for U.S. federal income tax purposes, it could result in a reduction in the value of your investment in the Fund and lower income.

If an MLP is treated as a partnership, then for each tax year, the MLP will allocate its net profits and net losses (and corresponding tax items) to its partners in accordance with its partnership agreement. The allocation occurs whether or not the MLP makes a distribution to its partners. Each partner in the MLP  reports its share of the tax items on its income tax return. If an MLP makes a cash distribution to a partner, then the partner recognizes no income from the distribution if the amount of the distribution is equal to or less than the partner’s adjusted tax basis in its ownership interest. Any cash distributed in excess of the partner’s adjusted tax basis is taxed as capital gain. A partner’s adjusted tax basis in its MLP interest is the value of its initial contribution to the MLP, plus annual allocations of income and any additional capital contributions made by a partner to the MLP, minus annual allocations of losses and deductions and any distributions to the partners.  In general, any gain or loss from the sale of an ownership interest in an MLP is capital gain or loss. However, some of the gain may be ordinary income if the MLP holds certain ordinary income producing assets, such as depreciable tangible personal property and certain contracts.

Unlike direct investments in MLPs, income and losses from the Fund’s investments in MLPs will not directly flow through to the personal tax returns of shareholders. Rather, the Fund will report distributions from its investments, including MLPs, made to shareholders annually on Form 1099. If additional information becomes available regarding the characterization of a distribution after 1099s have been printed and mailed, it may be necessary to provide shareholders with a corrected 1099.”

15.

If a description of the Fund’s policies regarding disclosure of portfolio holdings is available on the Fund’s website please so state.

RESPONSE:  The Trust does not make a description of the policies regarding disclosure of portfolio holdings available on its website.

Shareholder Information

16.

Please consider adding disclosure regarding whether any redemptions in kind would be comprised of pro-rata slices of the Fund’s portfolio, individual securities, or a representative basket of securities.  See p. 294 of the Liquidity Rules Release.

RESPONSE: The Trust has reviewed the commentary in the Liquidity Rules Release, including the commentary on page 294 stating that funds “should consider whether adding relevant detail to its disclosure regarding in-kind redemptions, including, for example, whether redemptions in kind will be pro-rata slices of the fund’s portfolio or individual securities or a representative basket of securities, or revising its disclosure if the fund would be practically limited in its ability to redeem its shares in kind, would provide more accurate information to investors”.  Given the expected liquid nature of the Fund’s portfolio, the Trust does not believe that adding this disclosure would be helpful to investors.

Statement of Additional Information

17.

Please provide additional information regarding the compensation structure of the Fund’s portfolio manager.  In particular, please confirm whether the portfolio manager is compensated based on the performance of the Fund and if there are forms of compensation other than a fixed salary (e.g., retirement plans etc.).

RESPONSE: Derek Pilecki, the Fund’s portfolio manager, is the sole owner of the Fund’s investment adviser, Gator Capital Management, LLC.  He is paid a salary and any profits of the Adviser inure to his benefit.  There are no deferred compensation, retirement plans or arrangements or other types of compensation to which Mr. Pilecki is entitled. The disclosure following the “Compensation” heading on page 23 of the SAI has been revised to read as follows (additional language has been underlined):

“Compensation.  Mr. Pilecki is compensated by the Adviser, of which he is the sole owner and is thus entitled to profits related to his ownership.  Since profits are expected to increase as assets increase, Mr. Pilecki is expected to receive increased profits as an owner of the Adviser as assets of the Fund increase. Mr. Pilecki also receives a fixed salary.”

Thank you for your comments.  Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner